SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at January 24, 2007

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 24, 2007
* Print the name and title of the signing officer under his signature

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  Ste. 1020-800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel: 604-684-6365
Fax: 604 684-8092
Toll Free: 1 800 667-2114
www.continentalminerals.com

2006 DRILLING EXPANDS XIETONGMEN COPPER-GOLD RESOURCE BY 50%
Measured and Indicated Resources of 219.8 Mt grading 0.78% CuEQ

January 24, 2007, Vancouver, BC - Continental Minerals Corporation ("Continental" or the "Corporation") (TSX Venture: KMK; OTCBB: KMKCF) announces that drilling in 2006 resulted in a 50% expansion to the estimated mineral resources for the Xietongmen copper-gold deposit. All of those resources are in measured and indicated categories that can be included in pit design for the current feasibility studies.

The Xietongmen property is located 240 kilometers from the city of Lhasa in Tibet, People's Republic of China. Continental holds 100% ownership of the Xietongmen Project.

The Xietongmen deposit was discovered by drilling in 2005. The 2006 delineation program both expanded the deposit and confirmed the continuity of the mineralization, outlining a substantial resource with high copper and gold grades that is still open to the north and northwest. Xietongmen mineral resources, estimated at a 0.15% copper cut-off grade, are tabulated below:

XIETONGMEN DEPOSIT MINERAL RESOURCES

Category	Tonnes Millions	Cu %	Au g/t	Ag g/t	CuEQ %	Contained Cu Millions lb	Contained Au Millions oz
Measured	197.5	0.44	0.62	3.95	0.80	1,911	3.94
Indicated	22.3	0.37	0.42	2.54	0.65	182	0.37
Total	219.8	0.43	0.61	3.87	0.78	2,092	4.31

Note 1 By prescribed definition, "Mineral Resources" do not have demonstrated economic viability.
Note 2 Copper and gold equivalent calculations use metal prices of US$1.25/lb for copper and US$450/oz for gold. Adjustment factors to account for            differences in relative metallurgical recoveries for gold and copper will depend upon completion of definitive metallurgical testing. Metallurgical            recoveries and net smelter returns are assumed to be 100%.
           CuEQ = Cu % + (Au g/t x 12.86/22.046)
Note 3 A 0.15% Cu cut-off is considered to be comparable to that used for porphyry deposit operations in the Americas.

The resource estimate is based on drill core assay results from 200 vertical holes (47,000 meters) drilled at a 50-meter spacing over an area of approximately 1200 meters northwest-southeast by 600 meters northeast-southwest. The maximum thickness of the mineralized interval is 300 meters and averages 180 meters. There is strong continuity to the mineralization both laterally and vertically within the deposit. Property Location and Plan maps of the Xietongmen deposit are available for viewing on the Company's website: www.continentalminerals.com.

The estimate was prepared by Continental staff and audited by Ian Chisholm, P.Eng., of Aker Kvaerner Engineering, an independent Qualified Person as defined by Canadian National Instrument 43-101. The resource was estimated using ordinary kriging, employing a cut of top values to 5 g/t for gold and 2.0% for copper. A technical report on the resource estimate will be filed on www.sedar.com within 45 days.

Work continues toward completion of the Feasibility Study for the Xietongmen Project. The full report is now scheduled for completion in the second quarter of 2007.

Plans for the 2007 drilling program are currently being finalized. Exploration drilling in 2006 approximately 3 kilometers north of the Xietongmen deposit resulted in the discovery of the Newtongmen zone. For example, drilling in 2006 in Hole 6213N at Newtongmen intersected 302.2 meters grading 0.82% copper equivalent (CuEQ, 0.57% Cu, 0.48 g/t Au), including an 85.0-meter interval of 1.25% CuEQ (0.82% Cu, 0.82 g/t Au) and a 43.0-meter interval grading 1.39% CuEQ (0.96% Cu, 0.82 g/t Au). Other prospective targets have also been identified. Drilling is scheduled to begin in the second quarter of 2007.

Continental's drilling programs include rigorous quality assurance/quality control procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample preparation and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

Gerald Panneton
President & CEO
Continental Minerals Corporation

For further information:
Continental Minerals Corporation
Tel: 604-684-6365
Toll Free: 1-800-667-2214
www.continentalminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty and political and economic instability, changes in government policies regarding mining and natural resource exploration and exploitation, the risk that the above-referenced merger transaction may not be completed within the time frame contemplated or at all and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured and Indicated Resources

This news release also uses the terms "measured resources" and "indicated resources". Continental Minerals Corporation advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.